

September 23, 2010

<u>Via Mail and Facsimile (212-578-1832)</u>

Myles R. Itkin
Executive Vice President, Chief Financial Officer
and Treasurer
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, NY 10017

> **Re: Overseas Shipholding Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-16479**

Dear Mr. Itkin:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>OSG's vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of the Company's common stock, page 35</u>

1. We note the disclosure that from time to time vessels in your fleet call on ports located in countries identified by the U.S. government as state sponsors of terrorism. Currently, those countries are Iran, Sudan, Syria and Cuba. Please update us on your contacts with those countries since your letter to us of May 17, 2006. In this respect, we note that you previously disclosed that your vessels may call on ports in Syria, a country not listed in your current disclosure. We also note

a March 2007 news article discussing companies that do business in sanctioned countries which states that you operate tankers that at times dock in Iran *and* transport Iranian oil to other foreign buyers. Please describe to us any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria, Sudan or Cuba, or entities controlled by the government of any of these countries.

2. Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba, as applicable, described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

3. Please clarify whether your port calls to Iran involve the transport of oil or other petroleum products to and from Iran. Please discuss the applicability of the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 and, if they are applicable, how you expect they will impact your business. In this respect, please discuss the extent to which you are party to contracts with the U.S. government.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance